UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Bluejay Diagnostics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

095633103

(CUSIP Number)

Indranil (Neil) Dey

360 Massachusetts Avenue, Suite 203

Acton, MA 01720

(844) 327-7078

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 095633103	13D	Page 2 of 10 Pages

1	Names of Reporting Persons Indranil (Neil) Dey
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF / AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 448,792+
	8	Shared Voting Power 4,091,356+‡
	9	Sole Dispositive Power 448,792+
	10	Shared Dispositive Power 4,091,356+‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,540,148+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount In Row (11) 35.76%*
14	Type of Reporting Person (See Instructions) IN

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

†Includes 1,732 shares of common stock underlying a warrant to purchase common stock held by Mr. Dey.

‡Includes 4,091,356 shares of common stock held by Lana Management & Business Research International, LLC.

*Based on 12,694,265 shares of common stock, $0.0001 par value per share, of Bluejay Diagnostics, Inc. outstanding as of November 15, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on November 15, 2021.

CUSIP No. 095633103	13D	Page 3 of 10 Pages

1	Names of Reporting Persons Svetlana Dey
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,091,356+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,091,356+‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,356+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.23%*
14	Type of Reporting Person (See Instructions) IN

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡Consists of 4,091,356 shares of common stock held by Lana Management & Business Research International, LLC.

*Based on 12,694,265 shares of common stock, $0.0001 par value per share, of Bluejay Diagnostics, Inc. outstanding as of November 15, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on November 15, 2021.

CUSIP No. 095633103	13D	Page 4 of 10 Pages

1	Names of Reporting Persons Lana Management & Business Research International, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,091,356+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,091,356+‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,091,356+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.23%*
14	Type of Reporting Person (See Instructions) OO

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡Consists of 4,091,356 shares of common stock held by Lana Management & Business Research International, LLC.

*Based on 12,694,265 shares of common stock, $0.0001 par value per share, of Bluejay Diagnostics, Inc. outstanding as of November 15, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on November 15, 2021.

CUSIP No. 095633103	13D	Page 5 of 10 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bluejay Diagnostics, Inc., a Delaware corporation (“Issuer”), whose principal executive offices are located at 360 Massachusetts Avenue, Suite 203, Acton, MA 01720. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

a.	This statement is being filed jointly by Indranil (Neil) Dey (“Mr. Dey”), and Svetlana Dey (“Ms. Dey”) Lana Management & Business Research International, LLC (“LMBRI”), a Massachusetts limited liability company (“LMBRI” and together with Mr. Dey and Ms. Dey, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

b.	The business address of each of the Reporting Persons is c/o Bluejay Diagnostics, Inc. at 360 Massachusetts Avenue, Suite 203, Acton, MA 01720.

c.	The primary purpose of LMBRI is to engage in management consulting with a focus on product launch and marketing in the medical field in the U.S., Japan and E.U. LMBRI is owned and controlled by Mr. Dey and Ms. Dey. Ms. Dey has served as LMBRI’s President and Chief Executive Officer (“CEO”) since 2008. Ms. Dey has voting and dispositive power over the shares held by LMBRI. Ms. Dey is married to Mr. Dey.

Mr. Dey is a member of the Issuer’s Board of Directors (the “Board”) and he also serves as the President and Chief Executive Officer of Issuer. Mr. Dey co-founded Bluejay Diagnostics in 2015. Ms. Dey has been member of Issuer’s Board since 2015. Ms. Dey co-founded Bluejay Diagnostics in 2015.  Mr. Dey and Ms. Dey co-founded LMBRI in 2008. Ms. Dey is married to Mr.  Dey.

d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

f.	Mr. Dey and Ms. Dey are a citizen of the United States of America. LMBRI is a Massachusetts limited liability company.

CUSIP No. 095633103	13D	Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On November 15, 2021, the Issuer closed its initial public offering (the “IPO”) of 2,160,000 Units, with each unit consisting of: (a) one share of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), (b) one Class A warrant (the “Class A Warrants”) to purchase one share of Common Stock at an exercise price equal to $7.00 per share, exercisable until the fifth anniversary of the issuance date, and (c) one Class B warrant (the “Class B Warrants,” and together with the Class A Warrants, the “Warrants”) to purchase one share of Common Stock at an exercise price equal to $10.00 per share, exercisable until the fifth anniversary of the issuance date (the “IPO”).

Prior to the IPO, in the aggregate, Mr. Dey directly or indirectly beneficially owned 4,540,148 shares of Common Stock, which consisted of: (i) 447,060 shares of Common Stock owned directly, (ii) shares underlying a warrant to purchase 945 shares of Common Stock, at an exercise price of $2.30 per share, owned directly, (iii) shares underlying a warrant to purchase 787 shares of Common Stock, at an exercise price of $0.95 per share, owned directly, and (iv) 4,091,356 shares of Common Stock owned by LMBRI, which, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed to be beneficially owned by Mr. Dey.

Prior to the IPO, in the aggregate, LMBRI, an entity owned and controlled by Mr. Dey and Ms. Dey, beneficially owned 4,091,356 shares of the Issuer’s Common Stock. Ms. Dey has served as LMBRI’s President and CEO since 2008. Ms. Dey has voting and dispositive power over the shares held by LMBRI.

As a result of the foregoing, prior to the IPO, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Ms. Dey may be deemed to beneficially own, in the aggregate, 4,091,356 shares of Common Stock or 32.23% of the Common Stock of the Issuer as of the date of this filing.

Prior to the IPO, in the aggregate, Ms. Dey beneficially owned 4,091,356 shares of the Issuer’s Common Stock owned by LMBRI, which shares were also deemed to be indirectly owned by Ms. Dey.

2020 Subordinated Promissory Notes

On October 22, 2020, the Issuer issued $154,000 in subordinated promissory notes (“Subordinated Notes”) to the Issuer’s shareholders, including $30,000 to LMBRI. The Subordinated Notes accrued interest at 8% payable at each quarter end and had a maturity date of March 31, 2021. The Issuer defaulted on the Subordinated Notes on March 31, 2021, and the Subordinated Notes started to accrue 15% penalty interest starting on the date of default.

In conjunction with the issuance of the Subordinated Notes, the Issuer issued to each noteholder warrants to purchase shares of the Issuer’s common stock (“Common Stock Warrants”) totaling 4,846,688 Common Stock Warrants, of which 944,160 were issued to LMBRI.

On June 7, 2021, the holders of $132,383 in principal of the 2020 Subordinated Promissory Notes elected to exercise their warrants into 4,166,357 shares of common stock, with the principal from those notes applied to the exercise price of the warrants. The remaining $21,617 principal amount of the 2020 Subordinated Promissory Notes was repaid in cash and the related warrants to purchase 680,331 shares of common stock remain outstanding at June 30, 2021. LMBRI received 4,091,356 shares of common stock in connection with this exercise of warrants.

CUSIP No. 095633103	13D	Page 7 of 10 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

CUSIP No. 095633103	13D	Page 8 of 10 Pages

Item 5. Interest in Securities of Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is 35.76% and is based upon 12,694,265 shares of Common Stock outstanding as of November 15, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on November 15, 2021.

As of the date hereof, LMBRI is owned and controlled by Mr. Dey and Ms. Dey. Ms. Dey has served as LMBRI’s President and CEO since 2008, and has voting and dispositive power over the shares held by LMBRI. Mr. Dey also owns 448,792 shares of Common Stock directly. Mr. Dey, directly and/or indirectly, possesses the voting and dispositive power of all securities of the Issuer held by himself directly. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Dey may be deemed to beneficially own 4,540,148 shares of Common Stock or 35.76% of the Common Stock of the Issuer As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Ms. Dey may be deemed to beneficially own 4,091,356 shares of Common Stock or 32.23% of the Common Stock of the Issuer as of the date of this filing.

(c)	Except as described herein (see Item 3), during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d)	Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the descriptions of relationships among the Reporting Persons in Item 2, which are incorporated by reference in this Item 6.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

CUSIP No. 095633103	13D	Page 9 of 10 Pages

Expense Sharing Agreement

The Issuer and LMBRI are party to a an expense sharing agreement (the “Expense Sharing Agreement”), pursuant to which Issuer reimburses LMBRI monthly for certain shared expenses, including insurance, rent, salaries, telephone, and other miscellaneous expenses. Issuer is billed up to $4,000 monthly for these expenses. During each of the years ended December 31, 2020 and 2019, Issuer paid or accrued to LMBRI $48,000 for these shared expenses.

Since our inception, LMBRI has advanced funds on behalf of Issuer for operational purposes and for FDA pre-submission funding purposes. Amounts payable to LMBRI from Issuer at June 30, 2021 and December 31, 2020 were $115,102 and $125,102, respectively, and are included in due to related party on the condensed consolidated balance sheets. The outstanding balance due to LMBRI is payable upon demand.

Lock-Up Agreements

In connection with the IPO, each of Mr. Dey, Ms. Dey and LMBRI entered into “lock-up” agreements in favor of the underwriter, pursuant to which each of Mr. Dey, Ms. Dey and LMBRI agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of Issuer’s Common Stock or other securities convertible into or exercisable or exchangeable for shares of Issuer’s Common Stock for a period of six months after the IPO is completed without the prior written consent of the representative of the underwriters.

Employment Agreement

In July 2021, the Issuer entered into an employment agreement (the “Employment Agreement”) with Mr. Dey pursuant to which Mr. Dey agreed to serve as the Issuer’s Chief Executive Officer and President. The Employment Agreement provided for an initial annual salary of $250,000, which increased to $350,000 upon the closing of the IPO. Mr. Dey may receive an annual bonus, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board, based on criteria established by the Compensation Committee. The targeted annual bonus for 2021 is 50% of Mr. Dey’s base salary, and is payable in a combination of cash and options to purchase our common stock, as determined in the sole discretion of the Compensation Committee. If Mr. Dey’s employment is terminated at our election without “cause” (as defined in the Employment Agreement), Mr. Dey shall be entitled to receive severance payments equal to twelve months of Mr. Dey’s base salary and he shall also receive a pro rata portion of the target annual bonus for such year.

Each of the Joint Filing Agreement, Form of Lock-Up Agreement and Employment Agreement, which are attached hereto as Exhibits 1, 2 and 3, respectively, are incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated December 22, 2021, among the Reporting Persons.*

2	Form of Lock-up Agreement entered into by each of Indranil (Neil) Dey, Svetlana Dey and Lana Management and Business Research International, LLC.*

3	Employment Agreement dated July 1, 2021 between Neil Dey and Bluejay Diagnostics, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-260029) filed with the Securities and Exchange Commission on October 25, 2021).

*	Attached hereto.

CUSIP No. 095633103	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2021	/s/ Indranil Dey
Indranil (Neil) Dey

/s/ Svetlana Dey
Svetlana Dey

LANA MANAGEMENT & BUSINESS RESEARCH INTERNATIONAL, LLC

	By:	/s/ Svetlana Dey
Svetlana Dey
President and Chief Executive Officer